Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Nos. 333-173822
Supplement dated May 2, 2011)	and 333-173822-01 through 333-173822-15
CELANESE US HOLDINGS LLC
$400,000,000 5 7/8% Senior Notes due 2021
Term Sheet
May 2, 2011

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries

Principal Amount:	$400,000,000

Title of Securities:	5 7/8% Senior Notes due 2021 (the “Notes”)

Maturity:	June 15, 2021

Offering Price:	100%, plus accrued interest from May 6, 2011, if any.

Coupon	5.875%

Yield to Maturity:	5.875%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2011

Record Dates:	June 1 and December 1

Optional Redemption:	Make-whole call at T+50 bps

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. Incorporated
RBS Securities Inc.

Co-Managers:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

Trade Date:	May 2, 2011

Settlement Date:	May 6, 2011 (T+4)

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commission and estimated offering expenses from the sale of the notes will be approximately $392 million.

CUSIP Number:	15089QAC8

ISIN Number:	US15089QAC87
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by BofA Merrill Lynch, Attention: Syndicate Department, 4 World Financial Center, Mail Code: NY3-004-07-09, 250 Vesey Street, 7th Floor, New York, NY 10080, telephone: 800-294-1322, e-mail: dg.Prospectus_Distribution@baml.com.
The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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